Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

In connection with the proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”), UAL filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 18, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental have mailed the joint proxy statement/prospectus to their respective security holders.  UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL are available free of charge on UAL’s website at www.united.com or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental are available free of charge on Continental’s website at www.continental.com or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the joint proxy statement/prospectus related to the proposed transaction.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the joint proxy statement/prospectus related to the proposed transaction.  These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

****

The following articles will be published in the September 2010 issue of Hemispheres, United’s inflight magazine.

16

SEPTEMBER 2010 | UNITED.COM








UNITED

The United Continental Merger

WHAT DOES THIS MEAN FOR YOU?
CUSTOMERS WILL NOT SEE ANY CHANGES UNTIL AFTER THE MERGER CLOSES.

THREE THINGS FREQUENT FLYERS SHOULD KNOW

Members of United's Mileage Plus program and Continental's OnePass program will continue to have excellent mileage earning and redemption opportunities, and elite members will enjoy special recognition as a result of their status.

- *At a future date, after the merger closes, the two frequent flyer programs will be combined into one. Until then, we'll continue to operate both programs.*
- *Members of either program currently have the ability to earn and redeem miles on either airline's flights.*
- *Both airlines are members of Star Alliance, providing further frequent flyer benefits.*

LET'S FLY TOGETHER

Located around the world, the people of the new United Airlines will be focused on delivering the high-quality service our customers expect. The company will emphasize a Working Together culture that creates an environment where employees enjoy coming to work, treat each other and customers with dignity and respect and deliver great service.

A NETWORK LIKE NO OTHER

The new United will have an unparalleled global route network with comprehensive service to six continents—North America, South America, Europe, Asia, Africa and Australia. In total, 10 hubs will provide travelers with convenient connections wherever they need to go.



OUR COMBINED AIRLINE WILL BRING TOGETHER THE BEST OF BOTH COMPANIES.

A PLACE TO RELAX

Global travelers have special needs, including having a place to work and relax at the airport. United Red Carpet Club and Continental Presidents Club lounges provide comfort and amenities that help business travelers be more productive at 69 locations worldwide. The current reciprocal privileges for members of the two programs will be enhanced in 2011 with the introduction of a single, unified membership.

For more information, please go to Unitedcontinentalmerger.com.

COMBINED HUBS

CHICAGO • CLEVELAND • DENVER • GUAM • HOUSTON • LOS ANGELES • NEW YORK/NEWARK • SAN FRANCISCO • TOKYO • WASHINGTON, D.C.

TARGET MERGER TIMELINE

THE INTEGRATION PLANNING FOR THE NEW UNITED IS PROGRESSING WELL. WATCH FOR MERGER INTEGRATION TO OCCUR IN A SERIES OF STEPS.

MAY 3, 2010 Merger agreement announced

SEPTEMBER 2010 Stockholders vote on merger proposal*

FOURTH QUARTER 2010 Legal merger expected to close

Continental and United begin painting aircraft with new United livery*

2011 Customers' travel experience will begin to be streamlined with unified check-in facilities and airport lounges*

FIRST HALF 2012 Continental and United operate as one carrier with single FAA certificate*

*expected

Hemispheresmagazine.com | september 2010 Voices Keith Halbert with Suresh Krishnan, Managing Director, Customer channel Delivery Knowledge is power For united chief information officer and senior vice president Keith Halbert, implementing next-generation technology means helping customers have a hassle-free travel experience. // By mike guyINTEGRATING CUTTING-EDGE technology with its day-to-day operations to improve the customer experience is an ongoing focus for United. Some of that is visible to the United customer-self-service kiosks, mobile check-in, baggage tracking and proactive email notifications for things like itinerary changes—but much of the tech magic takes place behind the scenes. The newest generation of technology, says Keith Halbert, United’s Senior Vice President and Chief Information Officer, allow us to focus on improving the experience of the United flier. “I got into the airline industry because it’s exciting and fast paced,” Halbert says, “and I really love working with customers.” An Orlando native, Halbert grew up a self-described “Air Force brat,” who has traveled extensively and spent most of his career in the transportation industry. He joined United in the winter of 2008. What attracted him to United is its focus on innovation. “There are tremendous opportunities at United that can be obtained through technology,” Halbert says. “We have a focused leadership team that’s using technology to improve the overall travel experience for customers. That is truly exciting to me.” The first priority at United, Halbert says, is to operate a safe, clean and on-time airline. To refine this, his team is focusing on several new technologies that are already being rolled out. The first is a new flight-planning system that optimizes flight paths. “The impact for our customers is that the routes will be optimal based on the latest conditions, and that means that they will get to their destinations on time,” Halbert says. “That’s a great benefit for United fliers because it’ll ensure they get to their destination as scheduled.” Another system deals smartly with unforeseeable delays. “We call it ‘service recovery technology,’” Halbert says. “In the event of a major weather situation, this technology allows us, in real time, to reschedule the airline while focusing on minimizing cancellations, delays and equipment changes, and rescheduling flights in a way that preserves our commitment to the customer.” To do this, United uses real-time event-driven software that, in the future, will predict overall system slowdown hours before a human can. “Before, when we had a major snowstorm, the process of rescheduling everything could take hours. With these new tools, it takes just minutes to rebuild a new schedule with substantially fewer cancellations and fewer aircraft changes, which means fewer customers’ schedules are needlessly disrupted.” United has also rolled out wireless handheld devices to its ramp workers to optimize baggage routing and delivery. “We’re also providing handheld devices to a lot more of our customer service agents that enable them to provide rebooking information to help check in customers and make changes to their itineraries, particularly when there are large groups of people waiting to check in at high-volume hours.” Called “Line Busters,” these agents can attack the line to help shorten the time a customer has to wait in it. In addition to the online check-in available at united.com, a new mobile phone application enables customers to check in and get flight details wirelessly. “In the past few months, we’ve also introduced the electronic boarding pass,” Halbert says. “So fliers can go directly to the gate with their phone. It’s all about streamlining the customer’s experience.” Not to mention customizing a flier’s trip. Using the new capabilities on united.com, the mobile phone app and the check-in kiosk, customers can upgrade to Economy Plus or a Premium seat, or pre-order specialty meals. “They can also opt to be a premium passenger for a day,” Halbert adds. “That means they can get in the first class line, and get one-day access to the Red Carpet Club.” When United’s predictive software is able to accurately predict delays, it will know if you’re expecting a long layover, and can ask if you’d like to join the Red Carpet Club for the day. “There are times when weather makes delays inevitable. Things like that reduce the pain of waiting out a storm,” Halbert says. As United works to complete its merger with Continental Airlines, he expects that the technological advances are going to multiply. “The merger presents an exciting opportunity to take each airline’s focus on the customer and technologies and blend them together,” Halbert says. “It’s going to be a great partnership, and our customers are really going to benefit from it.” For Halbert, building the technology was the difficult part. Now, the real fun begins. “We’re running a great airline and also delivering a seamless flying experience that customers really want,” Halbert says. “I believe that with these new technologies, in the end the customer really can have it all. I’m excited!”